United States securities and exchange commission logo





                             December 7, 2023

       Darryl Nakamoto
       Chief Executive Officer
       Pono Capital Two, Inc.
       643 Ilalo St. #102
       Honolulu, Hawaii 96813

                                                        Re: Pono Capital Two,
Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed November 9,
2023
                                                            File No. 001-41462

       Dear Darryl Nakamoto:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed November 9, 2023

       Cover Page

   1. We note your disclosure that the Merger Consideration is the aggregate value equal to (a)
                                                        $1,000,000,000, minus
(b) the amount, if any, by which $3,000,000 exceeds SBC   s Net
                                                        Working Capital, plus
(c) the amount, if any, by which SBC   s Net Working Capital
                                                        exceeds $3,000,000,
minus (d) the aggregate amount of any outstanding indebtedness
                                                        (minus cash held by
SBC) of SBC at closing, minus (e) specified transaction expenses of
                                                        SBC associated with the
business combination. Please amend your cover page and
                                                        elsewhere in the
prospectus to provide an estimated per share merger consideration as of a recently practicable
date.
       Market and Industry Data, page 1

   2. We note your statements that "SBC cannot assure you of the accuracy and completeness of such information,
and it has not independently verified the market and industry data contained in this proxy
statement or the underlying assumptions relied on therein. As a result, you should be
aware that it is possible that any such market, industry and other
 Darryl Nakamoto
Pono Capital Two, Inc.
December 7, 2023
Page 2
         similar data may not in fact be reliable." It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. We also refer to your statements on page 5 that investors "should not place undue reliance" on the forward-
         looking statements in deciding how to vote their shares of Pono Common Stock on the proposals set forth in the proxy statement. You also caution investors on page 119 not to place undue reliance on prospective financial information included in the prospectus.
         Please revise these statements to remove any implication that investors are not entitled to rely on disclosure in your registration statement or specifically state that you take liability for these statements.
Q: What equity stake will current stockholders of Pono and SBC securityholders hold in the
Combined Entity after the Closing?, page 12

3. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. In particular, we note that the illustrative table excludes 634,375 shares of common stock underlying the Placement
         Warrants. Please revise to include such shares or explain why you believe they should be excluded. We also note your disclosure on page F-75 regarding warrants to be issued to
         HeartCore Enterprise, Inc. and on page 174 regarding various options and warrants issued to SBC's CEO and employees and certain immediate family members of SBC's CEO that do not appear to be reflected in the table. Please also revise your ownership table on page
         29 accordingly and include at least one interim redemption scenario in between those you currently present.
4. Please revise your disclosure in the sensitivity analysis of redemption scenarios to show the potential impact of redemptions on the per share value of the shares owned by non-
         redeeming shareholders.
Q: Did the Special Committee of the Pono Board obtain a third-party valuation or fairness opinion...?, page 12

5.     We note your statement that "The Special Committee of Pono   s board of
directors did
       obtain a third-party fairness opinion in connection with their determination to approve the
       Business Combination." If true, please revise to clarify that Pono's board of directors did not obtain a third-party fairness opinion. Additionally, please expand on this
FirstName LastNameDarryl Nakamoto
       disclosure to note what consideration, if any, the Pono board of directors gave to obtaining
Comapany    NamePono
       a third-party     Capital
                     fairness    Two, and
                              opinion Inc. if it discussed obtaining a fairness
opinion with any
       financial
December         advisors.
           7, 2023  Page 2
FirstName LastName
 Darryl Nakamoto
FirstName LastNameDarryl   Nakamoto
Pono Capital Two, Inc.
Comapany7,
December  NamePono
             2023     Capital Two, Inc.
December
Page 3    7, 2023 Page 3
FirstName LastName
Q: What interests do Pono's current officers and directors have in the Business Combination?, page 14

6. Please revise your disclosure here and elsewhere in the prospectus to include the current value of any out-of-pocket expenses for which the Sponsor and Pono's officers and directors and their affiliates are awaiting reimbursement.
7.       We note that certain shareholders, including the Sponsor and the
company   s officers and
         directors, have agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Please also revise your disclosure summarizing the background of the business combination to discuss the negotiation of this agreement.
SBC Medical Group Holdings Incorporated, page 23

8. We note your statements here and on page 206 that SBC is headquartered in Delaware and your statements on pages 77, 159 and 202 that SBC is headquartered in Japan. Please reconcile these disclosures.
9. We note your statement here and similar statements elsewhere in the proxy statement that
         "There are currently six medical corporations that the Company   s
subsidiaries have
         entered into franchisor-franchisee contracts and service contracts with." On page 174, you note that "Since September 2023, the Company started providing services to two additional MCs in Japan, namely, Medical Corporation Association Furinkai and Medical
         Corporation Association Junikai, which are considered as related parties of the Company as the relatives of the CEO of the Company being Members of the two MCs." Please update your disclosure throughout the proxy statement to reflect these two additional
         Medical Corporations.
Summary of the Proxy Statement, page 23

10. Please revise to expand your descriptions of SBC and Pono, including but not limited to, the following:

                Please revise your disclosure here and on page 159 to clarify when SBC was founded and to discuss the important events in the development of the company's business.
              We refer to your disclosure on page 166 that the company's brand
name    Shonan
              Beauty Clinic    has been developed for over 20 years in the
medical industry, but you
              also disclose on page 159 that SBC began providing management services to its franchisee treatment center in 2017;
                Please provide a breakdown of total revenues from management services by category of activity. We refer to your disclosure on pages 69 and 162 that SBC depends on and earns substantial revenue through the franchisee clinic customer reward program in addition to its franchising and procurement revenues;
                Please balance your disclosure to include equally prominent disclosure of the limitations you face in implementing your business strategy, including but not limited
 Darryl Nakamoto
FirstName LastNameDarryl   Nakamoto
Pono Capital Two, Inc.
Comapany7,
December  NamePono
             2023     Capital Two, Inc.
December
Page 4    7, 2023 Page 4
FirstName LastName
              to, SBC's significant amount of indebtedness and dependence on a limited number of franchisees; and
                Please also revise the Summary to disclose that the audit report for Pono includes a paragraph related to substantial doubt about the ability of Pono to continue as a going concern.
11. We refer to your diagram of the organizational structure of SBC prior to the business combination on page 160. Please amend your disclosure, where appropriate, to provide a diagram of the post-business combination ownership structure of the combined entity and include ownership percentages of the relevant parties in both diagrams.
Merger Closing Conditions, page 26

12. We note that one condition to the Business Combination is the Restructuring having been completed. Here or elsewhere in the Summary of the Proxy Statement, please clearly note whether the Restructuring has already been completed. If it has not, please note if the disclosure in the proxy statement reflects SBC's business and corporate structure as it currently exists or as you anticipate it will exist following the Restructuring. If the
         Restructuring has not yet occurred, please include risk factor disclosure regarding the potential impacts on SBC's business if the terms of the Restructuring were to change.
Impact of the Business Combination on Pono's Public Float, page 29

13. We note that in the table of illustrative ownership levels, the Non-Redemption Agreement
         Investors are shown to hold 339,565 shares. This appears to represent the portion of the 1,200,000 Sponsor Shares which will be issued to the Non-Redemption Agreement
         Investors pursuant to the Non-Redemption Agreements. However, on page 3 you note that the Non-Redemption Agreement Investors own, in the aggregate, 998,682 shares of Pono
         Class A common stock. Please clarify if the Non-Redemption Agreement Investors will hold both their existing 998,682 shares and 339,565 of the Sponsor Shares.
Risk Factors, page 41

14. We note that the Post-Closing Board will be divided into three classes, with only one class of directors being elected in each year. Please include risk factor disclosure regarding the classified board.
The ability of Pono's stockholders to exercise redemption rights..., page 41

15. We note your disclosure that "if a larger number of shares are submitted for redemption than Pono currently expects, Pono may need to seek to restructure the transaction to reserve a greater portion of the cash in the Trust Account." Please expand on this risk factor to discuss the Non-Redemption Agreements covering 998,682 shares of Pono
         Class A common stock and the impact such Non-Redemption Agreements are expected to have on your ability to satisfy the net tangible asset requirement under the Merger
         Agreement.
 Darryl Nakamoto
FirstName LastNameDarryl   Nakamoto
Pono Capital Two, Inc.
Comapany7,
December  NamePono
             2023     Capital Two, Inc.
December
Page 5    7, 2023 Page 5
FirstName LastName
Deferred underwriting fees in connection with the IPO and payable at the consummation of an initial business combination will not be..., page 44

16. We note your statement that "the amount of effective total underwriting commissions as a percentage of the aggregate proceeds from the IPO will increase as the number of public shares redeemed increases." Please expand on this disclosure to note the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Because Pono's Sponsor, officers and directors will lose their entire investment in Pono if the
Business Combination..., page 45

17. We note your statement that "As of June 30, 2023, Pono had no outstanding Sponsor
         Working Capital Loans, and there will likely be insufficient funds to pay the Sponsor
         Working Capital Loan if Pono does not complete a business combination." Please clarify whether Pono expects to incur any Sponsor Working Capital Loans or address why there could be insufficient funds to pay the Sponsor Working Capital Loan if Pono had no outstanding Sponsor Working Capital Loans as of June 30, 2023.
Pono's warrant agreement designates the courts of the State of New York..., page 57

18. Please expand on this risk factor to discuss the risk that the exclusive forum provision may impose additional costs on warrant holders in pursuing any such claims.
The Combined Entity may be a "controlled company" within the meaning..., page
59

19.      We note your statement that "depending on the number of shares of common stock
         redeemed by the Combined Entity   s public stockholders, the former
SBC equity holders
         may control a majority of the voting power of the Combined Entity   s
outstanding common
         stock, and New Pono may then be a    controlled company    within the
meaning of
         applicable rules of Nasdaq upon the Closing of the Business Combination." Please clarify if and how the number the redemptions may impact whether the former SBC equity holders control a majority of the voting power of the Combined Entity and revise to identify the controlling stockholder and the stockholder's total voting power. In this regard, we note your disclosure on page 239 that Yoshiyuki Aikaw currently beneficially owns 100% of the shares of SBC common stock and your disclosure on page 11 that "the
         SBC securityholders will own approximately 91.9% of the outstanding capital stock of the
         Combined Entity."


20. To the extent you anticipate Dr. Aikawa will hold a majority of the voting interests in the
         Combined Company, please add risk factor disclosure noting this fact and any associated risks. For example, if true, please note that Dr. Aikawa will have the ability to exercise significant influence over the Combined Company through the election of directors or the approval of corporate actions requiring stockholder approval, that minority stockholders
 Darryl Nakamoto
Pono Capital Two, Inc.
December 7, 2023
Page 6
         will have a limited ability to influence the corporate governance of the Combined
         Company through voting rights and that Dr. Aikawa's ownership percentage could discourage others from pursuing any potential acquisition of the Combined Company.
         Additionally, please include prominent disclosure of Dr. Aikawa's anticipated ownership interests in the Summary of the Proxy Statement section.
We may be subject to the Excise Tax included in the Inflation Reduction Act of 2022..., page 64

21. Describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.
We have limited control with respect to the operations of our franchisees..., page 66

22. We note your disclosure that the Medical Corporations are independent business operators and may disagree with your strategies regarding the business. You also disclose that you do not exercise control over the day-to-day operations of their clinics, except to the extent governed by your management services contracts. Please revise to discuss any ability of
         the company   s management to override any decisions by the Medical
Corporations. Please
         also expand your disclosure of the material terms of your management services contracts, including but not limited to, the terms and management fees.
Our reputation and the trading price of our common stock may be negatively affected by adverse publicity..., page 68

23. We note your statements that "Our management team plans to conduct additional procedures and actions to mitigate risks of the short seller allegations. However, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality." Please expand on these statements to describe the short seller allegations and how they impact your business. In this regard, we note that it does not appear SBC will be a publicly listed company until the completion of the Business Combination.
We and our subsidiaries have limited insurance coverage, which could subject us to significant costs and business disruption., page 75

24. Please expand on this risk factor to state whether you believe you maintain adequate levels of insurance relative to your business operations and to note whether you have
FirstName LastNameDarryl Nakamoto
       incurred any material liabilities in excess of your existing insurance coverage. If so, please
Comapany   NamePono
       quantify          Capital
                 the amount       Two,liability
                              of such   Inc. and note whether you anticipate
you may incur
       similar
December       liabilities
           7, 2023  Page 6in the future.
FirstName LastName
 Darryl Nakamoto
FirstName LastNameDarryl   Nakamoto
Pono Capital Two, Inc.
Comapany7,
December  NamePono
             2023     Capital Two, Inc.
December
Page 7    7, 2023 Page 7
FirstName LastName
Future sales, or the perception of future sales, by New Pono or its stockholders in the public market following the Business Combination..., page 86

25. We note your statement that "all of the shares issued in the Business Combination to existing SBC securityholders will be freely tradable without registration under the
         Securities Act, and without restriction by persons other than New Pono s "affiliates"."
         Please provide us with your basis for the statement that shares issued to such existing SBC securityholders in the Business Combination will be freely tradable without registration or restriction as you do not appear to be registering the initial issuance of such shares. Additionally, please clarify if there are any existing SBC securityholders who are not expected to be affiliates of New Pono.
Convertible Promissory Note, page 110

26. We note your disclosure on page 110 that Pono entered into a Convertible Promisorry
         Note with SBC. You also disclose on page 91 that shares were issued to SBC stockholders upon the conversion of the $1,000,000 convertible promissory note outstanding. Please clarify if repayment of the Convertible Promissory Note or the issuance of the shares of
         Class A Common Stock would be made to SBC or the existing SBC stockholders.
Non-Competition and Non-Solicitation Agreement, page 110

27. We note your disclosure that "certain significant stockholders of SBC entered into non-
         competition and non-solicitation agreements (the    Non-Competition
Agreements   ),
         pursuant to which they agreed not to compete with Pono, SBC and their respective subsidiaries during the two-year period following the Closing and, during such two-
         year restricted period, not to solicit employees or customers or clients of such entities."
         Please revise to name the stockholders party to such agreements. Additionally, please address the negotiation of such agreements in the Background of the Business
         Combination section including the business rationale or perceived need for such agreements. Finally, to the extent material, please include risk factor disclosure noting the expiration of such contractual protections following the two-year restricted period and any potential risks to stockholders.
Background of the Business Combination, page 114

28. We note your statement that Pono determined the $1.2 billion value in the initial
         LOI based on "the totality of its preliminary due diligence, discussions with its advisors, discussions with SBC management, and a review of the comparative valuations of public industry comparables, among other considerations." Please expand on this discussion to explain in more detail the methodology Pono used to arrive at the $1.2 billion valuation, including the comparables used and the other considerations.
29. We note your disclosure that on December 15, 2022, "SBC, HeartCore Capital Advisors,
         Inc. (   HeartCore   ) and SBC   s representatives uploaded documents
and materials to the
 Darryl Nakamoto
Pono Capital Two, Inc.
December 7, 2023
Page 8
         data room." Please revise to explain the relationship between HeartCore and the other parties to the Business Combination and the role HeartCore played in the transaction. We note your disclosure on page 205 that an independent member of the SBC board is the chairman of "HeartCore Enterprises, Inc." and the founder of "HeartCore Co." and disclosure on page F-75 that SBC entered into a Warrant Agreement with HeartCore
         Enterprise, Inc. in exchange for professional services to be provided by HeartCore in connection with its merger or other transaction with a special purpose acquisition company. Please explain if HeartCore Capital Advisors, Inc., HeartCore Enterprises,
         Inc. and HeartCore Co. are affiliated entities.
30. Please revise your disclosure in this section to include a discussion of negotiations relating to material terms of the transaction, including but not limited to, the evolution of the transaction structure, merger consideration, and equity value of SBC. In your revised disclosure, please explain the reasons for such terms, each party's position on such issues, including the proposals and counter-proposals made during the course of negotiations, and how you reached agreement on the final terms. Please briefly describe the material terms of the initial draft of the Merger Agreement. Similarly, when discussing subsequent revisions to the Merger Agreement, please explain any material changes. As a related matter, where you disclose general topics, agreements or "processes" that were discussed at each meeting or call, please provide additional detail regarding the substance of those discussions and material terms of the relevant agreements. For example, where you disclose the calls and discussions between December 11, 2022 and January 30,
         2023 relating to "business and merger type" issues, structure-related issues, "key provisions of the merger agreement," and "the merger process," please disclose the substance of those discussions.
31. Please identify the individuals and/or parties who participated in the meetings and discussions described throughout this section. By way of example only, please identify the representatives of SBC and Pono and their financial advisors. Please also revise to note who Anthony L.G., PLLC represented in the transaction and when such counsel was engaged for its services.
32. Please expand on your disclosure regarding the other four potential acquisition targets with whom you entered into NDAs to note (i) the general industry or business line of such potential counterparties, (ii) the basis on which you determined to enter into the NDAs with such targets, (iii) the date on which discussions with such potential targets were terminated and (iv) the reason or reasons why such discussions were terminated.
33. With respect to the January 30, 2023 meeting, please disclose the valuation of SBC and the potential valuation of the combined companies. Please explain how Pono's
FirstName LastNameDarryl Nakamoto
       management arrived at these valuations, including the methodology employed and the
Comapany    NamePono
       underlying       Capital Two,
                   assumptions.        Inc.
                                  Please also clarify if the Pono Board
approved the Merger
       Agreement
December   7, 2023 at the 8January 30, 2023 meeting.
                   Page
FirstName LastName
 Darryl Nakamoto
FirstName LastNameDarryl   Nakamoto
Pono Capital Two, Inc.
Comapany7,
December  NamePono
             2023     Capital Two, Inc.
December
Page 9    7, 2023 Page 9
FirstName LastName
34. Please expand on your disclosure regarding the various amendments to the Merger
         Agreement to discuss the negotiation of the amendments and the business rationale for the changes in the amendments. Please explain if and when the Pono Board approved such amendments. With respect to the revised merger consideration agreed to in the September
         8, 2023 amendment, please explain how the parties arrived at the $1 billion valuation, including the methodology employed.
35. We note your statement that the Medical Corporations were removed from the June 21,
         2023 A&R Merger Agreement for Japanese regulatory reasons. Please expand on this discussion to explain the regulatory reasons for this change and what impact removing the entities had on the transaction.
36. We note your reference to "the date Pono entered into a term sheet with SBC." Please state the date such term sheet was entered into. Additionally, please revise your disclosure to describe the negotiation of the term sheet and its material terms.
37.      Please revise your disclosure to discuss:
             when and how SBC was identified as a potential target, how the negotiations were started and by whom;
             any discussions with SBC about the potential loss of clients in the near future or other events that may materially affect SBC's prospects or its financial projections for future performance of the business;
             any discussions about the need to obtain additional financing for the combined company, such as a PIPE transaction, and the negotiation/marketing processes;
             if the Sponsor and management and affiliates have a track record with SPACs and the outcomes of any prior SPAC transactions;
             any discussions about continuing employment or involvement for any persons affiliated with the SPAC before the merger, any formal or informal commitment to retain the financial advisors after the merger, and any pre-existing relationships between SPAC sponsors and additional investors;
             if the Sponsor had or has other SPACs in the process of searching for a target company, whether the Sponsor considered more than one active SPAC to be the potential acquirer and how the final decision was reached;
             the negotiation of any contingent payments to be received by SBC's shareholders, including the portion of the Escrow Shares; and the negotiation of the Non-Redemption Agreements.
Reasons for Approval of the Business Combination, page 116

38. Please note whether and how the Board considered the total merger consideration to be paid to SBC's shareholders into account in recommending the transaction. To the extent the Board did not consider this, please explain why they did not. Darryl Nakamoto
FirstName LastNameDarryl   Nakamoto
Pono Capital Two, Inc.
Comapany7,
December  NamePono
             2023     Capital Two, Inc.
December
Page 10 7, 2023 Page 10
FirstName LastName
PONO's Board Reviewed and Considered the Following Information Pertaining to SBC, page
118

39. We note your statement that "The following provides the basis for Pono s determination to effect a merger with SBC" and the subsequent disclosure. Please revise this section to clarify what information is being presented and how it was used by the Pono Board. With respect to the statement "The equity holders as a group have one of the following three characteristics," please explain if this refers to the equity holders of SBC, which of the three characteristics they have and what importance the Board gave to this information.
         Please also clarify the information in this section. For example, please explain what "non-
         substantive voting rights" means, why SBC "Lack the right to receive
the entity   s
         expected residual returns" and what you mean by "Equity interests in SBC are not provided or financed to the equity investor and not issued in exchange for subordinated interests in other VIEs."
Certain Projected Financial Information for SBC, page 120

40. Please revise to provide additional detail regarding the assumptions and limitations underlying your projected financial information. We note, for example, that the initial year of projections starting in 2023 show total revenues of $1,068,000,000 and net income of
         $103,000,000. However, for the fiscal years ended December 31, 2022 and 2021, SBC reported net revenues of $174,338,728 and $157,256,890 and net income of $6,651,355 and $33,044,420. Please explain how the Board considered the reasonability of these projections in light of the fact that SBC currently provides management services to a total of 143 franchisee treatment centers and plans to add acquire or open 30 new clinics in
         2023.
41. We note your disclosure on page 119 that SBC provided Pono with its internally prepared forecasts and projections as part of Pono's due diligence process. Please revise to explain how Pono's management and Board considered and relied upon the projections and clarify when the projections were provided.
42. We note your statement that "SBC believes that the Japanese market can support approximately 100 more clinics." Please clarify whether the table on page 120 relating to forecasted new clinics to be serviced by SBC is cumulative or if it represents the total number of additional new clinics as compared to an initial base line. United States Federal Income Tax Considerations, page 122

43. We note your statement that your disclosure in this section "is not intended to be, and should not be construed as, tax advice." Please remove or revise this statement as investors are entitled to rely on the disclosure in your proxy statement.
44. Please revise the headings in this section to clarify that the discussion is of the material tax consequences, not merely U.S. federal income tax considerations. Please refer to
         Section III.C.1 of Staff Legal Bulletin No. 19 for guidance.
 Darryl Nakamoto
Pono Capital Two, Inc.
December 7, 2023
Page 11
45.      We note your disclosure on page 126 that the    parties intend that,
for U.S. federal income
         tax purposes, the Business Combination should qualify as a reorganization within the meaning of Section 368(a) of the Code." Please revise to clearly state whether the transaction will qualify as a reorganization, include an opinion of counsel covering the material tax consequences of the business combination, and state that the disclosure in this section represents the opinion of counsel. If there is uncertainty regarding the tax
         treatment of the transactions, counsel may (1) issue a    should    or
   more likely than not
         opinion to make clear that the opinion is subject to a degree of uncertainty and (2) explain why it cannot give a firm opinion. Refer to Section III.C of Staff Legal Bulletin No. 19.
         Please also remove language stating that    generally    certain tax
consequences will apply
         or assuming certain consequences (e.g., assuming that the Business Combination constitutes a reorganization). Also please provide summary and risk factor disclosure and revise your Questions and Answers section to briefly address the tax consequences. For further guidance, refer to Item 601(b)(8) of Regulation S-K and our Staff Legal Bulletin
         No. 19.
Information About SBC, page 159

46. We note your statement that SBC "owns, operates, and provides management services to cosmetic treatment centers around the world." Please revise such statement or clarify that
         SBC owns and operates one treatment center in Vietnam, provides management services to one treatment center in California but otherwise operates entirely in Japan.
47. We refer to your disclosure on page 70 relating to the cosmetic products, medical equipment and medical supplies that you sell. Please expand your disclosure of such cosmetic products, medical equipment and medical supplies, including but not limited to, the use and regulatory status of such products.
48. We note your disclosure on page 72 that you collaborate with and have entered into agreements with various business partners to promote you our Shonan Beauty Clinic brand. You also disclose on page 74 that you have entered into strategic alliances with
         various business partners,    including but not limited to the Medical
Corporations with
         respect to the franchisee clinics and on page 160 that SBC has entered into franchise agreements and partner doctor independence support program agreements. Please expand your disclosure to discuss the material terms of any such agreements. Revenue from Management Services, page 164

49. We note your statement that "Prior to April 2023, royalty income was based on a percentage of sales and recognized at the time when the related sales occur; since April
FirstName LastNameDarryl Nakamoto
       2023, it is based on a fixed amount to each clinic of the MCs and recognized over time as
Comapany   NamePono
       services          CapitalPlease
                 are rendered."   Two, Inc.
                                        note if this change is expected to have
a material impact on
       your7,business
December      2023 Pageor results
                           11     of operations.
FirstName LastName
 Darryl Nakamoto
FirstName LastNameDarryl   Nakamoto
Pono Capital Two, Inc.
Comapany7,
December  NamePono
             2023     Capital Two, Inc.
December
Page 12 7, 2023 Page 12
FirstName LastName
Supplementary information regarding other business activities and service overview diagram, page 164

50. Please revise your disclosure to provide the basis for the claims regarding industry leadership in the overview diagram regarding your business or remove such statements.
         We note your references to: No. 1 in terms of NPS in Japanese aesthetic medical industry,
         No. 1 Brand, No. 1 Aesthetic / Surgery Medical Service Provider, No. 1 Franchise Clinics
         and No. 1 Market Share in Japan, 330MM++ customer in a year and 92% repeat rate.
Business Trends, page 171

51. We note your disclosure that "The cosmetic medical industry is highly dependent on general economic conditions. During economic boom times, patient discretionary income tends to increase and demand for cosmetic medical services and products tends to increase. On the other hand, during economic downturns, demand may fall due to economic uncertainty and the impact of spending cuts, especially since many of the cosmetic medical services our franchisee clinics and our clinic are elective." To the extent material, please discuss if recent inflationary pressures have materially impacted your operations. If inflationary pressures have materially impacted your operations, please identify the types of inflationary pressures you are facing and how your business has been affected.
Intellectual Property and Trademarks, page 181

52. We note that all of your 222 patent applications in Japan were filed on either July 25,
         2023 or August 25, 2023. Please briefly explain why all of the patents applications were filed on these dates. To the extent known, please provide a general estimate of how long you expect it will take to receive approval or rejection of your patent applications. Please also revise to identify for each material pending patent the type of patent protection (for example, composition of matter, use, or process) and the expected expiration date. Finally, please note whether you have had any patent applications previously denied.
53. We note your disclosure on page 202 that you license certain intellectual property relating to your business to your franchisee clinics. Please clarify whether you have entered into any license agreements with your franchisee clinics, and if so, please expand your disclosure of the material terms of such license agreements, including but not limited to, the nature and scope of intellectual property transferred, each
parties    rights and
         obligations, the duration of such agreements and royalty term, termination provisions and the aggregate amounts paid or received to date under the agreements (including any up-
         front fees), as applicable.
SBC Management's Discussion & Analysis, page 206

54. Please revise your disclosure to clearly indicate the extent to which your revenue stream variances were impacted by changes in: sales prices; sales volume; number of operating
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Pono Capital Two, Inc.
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             2023     Capital Two, Inc.
December
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         business units; and foreign exchange rate changes. Also, please explain material changes in gross margin. SBC's 2023 gross margin increased from 66% to 72%. Further, please explain material changes in your effective tax rate. SBC's effective rate changed from
         35% to 73% between 2021 and 2022.
Warrants, page 219

55. We note your statement that "If the Placement Warrants are held by holders other than the
         Sponsor or its permitted transferees, the Placement Warrants will be subject to the same terms and conditions as the Public Warrants, and among other matters, be redeemable by us and exercisable by the holders on the same basis as the Public Warrants." If true, please note that as long as the Public Warrants are held by the Sponsor or its permitted transferees, the Placement Warrants will not be be redeemable by the Company and exercisable by the holders on the same basis as the Public Warrants. Please add risk factor disclosure regarding this difference.
56. We note your statement that "The Company is not contractually obligated to notify investors when its warrants become eligible for redemption and does not intend to so notify investors upon eligibility of the warrants for redemption, unless and until it elects to redeem such warrants pursuant to the terms of the warrant agreement." Please add risk factor disclosure regarding this point.
Management after the Business Combination, page 240

57. Please revise to disclose the specific experience, skills, qualifications and attributes of each director nominee that led you to the conclusion that each such director should serve as one of the directors of the combined company.
Certain Relationships and Related Person Transactions, page 251

58. We note your statements here that with respect to the six Medical Corporations, the CEO of the Company and his relatives are the Members of the MCs. We also note your statements on page 174 that "In July 2023, the CEO of the Company resigned as a member of the general meeting of Medical Corporation Shobikai, Medical Corporation
         Kowakai, Medical Corporation Nasukai, Medical Corporation Aikeikai, Medical
         Corporation Jukeikai, and Medical Corporation Ritz Cosmetic Surgery. In August 2023,
         the Company contributed JPY1,000,000 (approximately $7,700) to each of Medical
         Corporation Shobikai, Medical Corporation Kowakai, Medical Corporation Nasukai and
         Medical Corporation Aikeikai, and became the 100% equity interest holder of these non-
         profit MCs, which are also related parties of the Company." Finally, we note your statements on page 24 that "the Company or SBC Medical does not have voting control over the corporate actions at general meetings of the Medical Corporations" and on page
         66 that "The Medical Corporations, even though considered related parties, are independent business operators and are not our employees, and we do not exercise control over the day-to-day operations of their clinics (except to the extent governed by our
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FirstName LastNameDarryl   Nakamoto
Pono Capital Two, Inc.
Comapany7,
December  NamePono
             2023     Capital Two, Inc.
December
Page 14 7, 2023 Page 14
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         management services contracts)." Please clarify the extent to which SBC, Dr. Aikawa or his family members exercise control over the Medical Corporations. Please revise your disclosure throughout the proxy statement to clearly explain these relationships. Finally, please include risk factor disclosure noting the conflicts of interest that could arise from such relationships. In this regard we note your statement on page 173 that "The Company generates approximately 95% of its revenue from provision of management services to the
         Medical Corporations pursuant to the franchisor-franchisee relationship."
Audit Report, page F-44

59. The MaloneBailey audit report references a Tokyo issuing office, but no such office is mentioned on the firm's website. Further, we note that the firm's 2023 Form 2 filing with the PCAOB does not disclose the existence of an office in Japan. Consequently, it is not clear whether the report complies with the guidance in Articles 2-01(a) and 2-02(a)(3) of
         Regulation S-X. Please request that the auditor clarify these issues for us. We may have further comment.
Note 7, page F-69

60. Please provide a disclosure in the Business section (page 159) that clearly explains the business purpose of your vessels and aircraft. It appears to be your largest property and equipment account and it is not clear whether any material revenues have been generated through the use of these assets.
Statements of Cash Flows, page F-85

61. Please clarify for us how you classified activity in the "Long-term prepayments" and the
         "Long-term payments Related Party" accounts. It is not clear whether these may be investing activities. Please also expand your disclosure on page F-57 to clearly explain how the Long-term payments Related Party item provides a probable future economic benefit to SBC. Clarify the circumstances under which you expect to realize a benefit from this item.
62. Please fully disclose the facts and circumstances surrounding the 2023 non-cash
         "intangible asset transferred from long-term prepayments" transaction. Please provide your accounting analysis that explains why the entire balance was capitalized as patent use rights and no portion was recognized as research and development expense. Also, please tell us whether these patent use rights were acquired from a related party and whether they were recognized at carry-over basis. Further, disclose the amortization period for this item.
Note 10, page F-103

63. Given the CEO resignation disclosed on page F-110, please tell us whether the life insurance policies are still an asset of the Company.
 Darryl Nakamoto
Pono Capital Two, Inc.
December 7, 2023
Page 15

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Jane Park at 202-551-7439 with any other questions.



                                                          Sincerely,

FirstName LastNameDarryl Nakamoto                         Division of
Corporation Finance
                                                          Office of Industrial
Applications and
Comapany NamePono Capital Two, Inc.
                                                          Services
December 7, 2023 Page 15
cc:       Alexandria E. Kane, Esq.
FirstName LastName